 Filed pursuant to Rule 424(b)(4)
 File No. 333-249525

Supplement No. 11 dated July 28, 2021

To

Prospectus dated December 28, 2020

This supplement contains information that amends, supplements or modifies certain information contained in the accompanying prospectus of Owl Rock Core Income Corp. dated December 28, 2020, as amended and supplemented (the “Prospectus”), and is part of, and should be read in conjunction with, the Prospectus. The Prospectus has been filed with the U.S. Securities and Exchange Commission, and is available free of charge at www.sec.gov or by calling (212) 419-3000. Capitalized terms used in this supplement have the same meanings as in the Prospectus, unless otherwise stated herein.

Before investing in shares of our common stock, you should read carefully the Prospectus and this supplement and consider carefully our investment objective, risks, charges and expenses. You should also carefully consider the “Risk Factors” beginning on page 33 of the Prospectus before you decide to invest in our common stock.

STATUS OF OUR PUBLIC OFFERING

As of July 27, 2021, we have issued approximately 6,552,489 shares of our Class S common stock, approximately 4,460,102 shares of our Class D common stock, and approximately 21,635,319 shares of our Class I common stock and have raised total gross proceeds of approximately $61.8 million, approximately $41.3 million, and approximately $201.6 million, respectively, including seed capital of $1,000 contributed by Owl Rock Capital Advisers LLC (our “Adviser”) in September 2020 and approximately $25.0 million in gross proceeds raised from Feeder FIC Equity.

UPDATE REGARDING OUR WEBSITE

The Prospectus is modified by replacing “http://www.owlrock.com” in each place it appears with “https://owlrockcoreincomecorp.com”.

The fourth paragraph of the section entitled “ABOUT THIS PROSPECTUS” is replaced in its entirety with the following:

We will supplement this prospectus to the extent required by applicable law. We intend to disclose the net asset value per share of each class of our common stock for each month when available on our website at https://owlrockcoreincomecorp.com.

The section entitled “CERTAIN QUESTIONS AND ANSWERS” is modified by adding the following question and answer to the end thereof:

Q:	Will I be notified of how my investment is doing?

A:	Yes. We will provide you with periodic updates on the performance of your investment with us, including:

•	three quarterly financial reports and investor statements;

•	an annual report;

•	in the case of certain U.S. shareholders, an annual Internal Revenue Service (“IRS”) Form 1099-DIV or IRS Form 1099-B, if required, and, in the case of non-U.S. shareholders, an annual IRS Form 1042-S;

•	confirmation statements (after transactions affecting your balance, except reinvestment of distributions in us and certain transactions through minimum account investment or withdrawal programs); and

Depending on legal requirements, we may post this information on our website, https://owlrockcoreincomecorp.com, when available, or provide this information to you via U.S. mail or other courier, electronic delivery, or some combination of the foregoing. Information about us will also be available on the SEC’s website at www.sec.gov.

In addition, we intend to post the monthly net asset value per share of each class of our common stock on our website promptly after it has become available.

RECENT DEVELOPMENTS

July 1, 2021 Public Offering Price

In accordance with our share pricing policy, we intend to sell our shares on the first of each month at a net offering price that we believe reflects the net asset value per share at the end of the preceding month. The July 1, 2021 public offering price for each of our share classes is equal to such class’s net asset value per share as of June 30, 2021, plus applicable maximum upfront sales load.

	Net Asset Value	Maximum Offering Price
	(per share)	(per share)
Class S	$9.30	$9.63
Class D	$9.29	$9.43
Class I	$9.30	$9.30

Portfolio Update

As of June 30, 2021, we had debt investments in 50 portfolio companies with an aggregate par value of $410.3 million. As of June 30, 2021, based on par value, our portfolio consisted of 71.4% first lien debt investments, 25.0% second lien debt investments, 0.5% unsecured debt investments, and 3.1% equity investments. As of June 30, 2021, greater than 99.9% of the debt investments based on par value in our portfolio were at floating rates. The table below describes investments by industry composition based on par value, excluding equity investments, as of June 30, 2021.

Industry	Par	% of Par
Internet software and services	$84,631	20.6%
Infrastructure and environmental services	73,000	17.9%
Consumer products	54,216	13.3%
Food and beverage	41,570	10.2%
Manufacturing	26,025	6.3%
Healthcare providers and services	20,020	4.9%
Financial services	16,779	4.1%
Insurance	12,499	3.0%
Chemicals	10,186	2.5%
Automotive	10,000	2.4%
Aerospace and defense	9,988	2.4%
Household products	9,975	2.4%
Containers and packaging	7,980	1.9%
Education	7,459	1.8%
Healthcare equipment and services	6,892	1.7%
Distribution	6,328	1.5%
Business services	5,134	1.3%
Healthcare technology	4,489	1.1%
Buildings and real estate	2,159	0.5%
Telecommunications	998	0.2%
Total	$410,328	100.0%

Past performance is not necessarily indicative of future performance, and there can be no assurance that we will achieve comparable investment results, or that any targeted returns will be met.

Statements contained herein that are not historical facts are based on current expectations, estimates, projections, opinions, and/or beliefs of our management.  Such statements involve known and unknown risks, uncertainties, and other factors, and undue reliance should not be placed thereon.  Certain information contained herein constitutes “forward-looking statements,” which can be identified by the use of terms such as “may”, “will”, “should”, “expect”, “project”, “estimate”, “intend”, “continue”, “target”, or “believe” (or the negatives thereof) or other variations thereon or comparable terminology.  Due to various risks and uncertainties, actual events or results or our actual performance may differ materially from those reflected or contemplated in such forward-looking statements. As a result, investors should not rely on such forward-looking statements in making their investment decisions.

The estimates presented above are based on management’s preliminary determinations only and, consequently, the data set forth in our Form 10-Q or 10-K may differ from these estimates, and any such differences may be material. In addition, the information presented above does not include all of the information regarding our financial condition and results of operations that may be important to investors. As a result, investors are cautioned not to place undue reliance on the information presented above. The information presented above is based on management’s current expectations that involve substantial risk and uncertainties that could cause actual results to differ materially from the results expressed in, or implied by, such information. We assume no duty to update these preliminary estimates except as required by law.

Neither KPMG LLP, our independent registered public accounting firm, nor any other independent accountants, have audited, reviewed, compiled or performed procedures with respect to the preliminary financial data contained herein. Accordingly, KPMG LLP does not express an opinion or any form of assurance with respect thereto and assumes no responsibility for, and disclaims any association with, this information.